July 25, 2022

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549

Attention: Conlon Danberg

Re:	Ayala Pharmaceuticals, Inc.

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-266072

Dear Mr. Danberg,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ayala Pharmaceuticals, Inc. (the “Company”) hereby requests that the Registration Statement on Form S-1 (File No. 333-266072), initially filed with the Securities and Exchange Commission (the “Commission”) on July 8, 2022 (as amended, the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Keith Halverstam of Latham & Watkins LLP, at (212) 906-1761, or in his absence, Jennifer Yoon at (617) 880-4540,

Thank you for your assistance in this matter.

Very truly yours,

Ayala Pharmaceuticals, Inc.

By:	/s/ Yossi Maimon
Name: Yossi Maimon
Title: Chief Financial Officer

cc:	Peter N. Handrinos, Esq., Latham & Watkins LLP

Keith L. Halverstam, Esq., Latham & Watkins LLP

Jennifer Yoon, Esq., Latham & Watkins LLP